                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Special Report of Foreign Issuer


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                For the month of January 2003 (November 8, 2002)


                      British Sky Broadcasting Group plc
               --------------------------------------------------
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
               --------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X            Form 40-F
                               -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes                  No  X
                              -----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

     Annexed hereto as Exhibit A are the amended Memorandum and Articles of Association of British Sky Broadcasting Group plc ("BSkyB"), as approved at BSkyB's Annual General Meeting on November 8, 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BRITISH SKY BROADCASTING GROUP PLC





Date: January 29, 2003                By: /s/ Dave Gormley
                                          --------------------------------------
                                              Dave Gormley
                                              Company Secretary

                                  EXHIBIT INDEX


                                                          Page No. in Sequential
                     Exhibit                                 Numbering System
                     -------                              ----------------------

A.  Memorandum and Articles of Association
    of British Sky Broadcasting Group plc                          5

                                                                       EXHIBIT A

                             THE COMPANIES ACT 1985

                          MEMORANDUM OF ASSOCIATION OF

                       BRITISH SKY BROADCASTING GROUP PLC

1.    The name of the Company is "BRITISH SKY BROADCASTING GROUP plc"1

2.    The Company is to be a public company.

3.    The Company's registered office is to be situated in England and Wales.

4.    The Company's objects are:

      (A) To establish and carry on the business of direct broadcasting by satellite including but not limited to:

            (1) the provision of facilities for direct broadcasting by satellite for reception in the United Kingdom;

            (2) the provision of television programming by direct broadcasting by satellite for reception in the United Kingdom;

            (3) the provision in the United Kingdom of teletext transmissions (as defined in the Broadcasting Act 1981), data transmissions and all other services involving the use of broadcast satellite frequencies for the United Kingdom;

            (4) the production and acquisition of programmes and programming for direct broadcasting by satellite and the marketing and exploitation by whatever means of all and any rights, goods and services acquired by the Company in or in connection with any such programme or programming, including the manufacture, production, purchase, sale, lease, licensing or other turning to account in any manner of merchandise, goods and services of all kinds for the purposes of such exploitation;

            (5) the publication and/or turning to account in any manner whatsoever of all material whatsoever relating to the programming or data broadcast by the Company or to the technology owned or used by the Company for the purposes of its business; and

            (6) entering into any requisite contracts with the Independent Broadcasting Authority or any successor to such authority and complying with the terms thereof.

      (B) To carry on business as programme contractors, owners, managers and operators of television and sound broadcasting stations and studios, theatres and cinemas and as makers, directors, producers and distributors of television,

------------
1    Name changed to BSB Limited on 11th August 1988.
     Name changed to British Satellite Broadcasting Limited on 1st April 1990. Name changed to British Sky Broadcasting Limited on 19th December 1990. Name changed to British Sky Broadcasting Group Limited by special resolution dated 30th June 1994.
     Name changed to British Sky Broadcasting Group plc by special resolution dated 4th November 1994.

            sound radio, cinematograph and stage plays, performances, advertisements and programmes of all forms and descriptions and of any other form of public or private entertainment.

      (C) To purchase or otherwise acquire copyright, including film, television, radio, video tapes and video discs and all other rights of and in any literary, dramatic, musical, theatrical, artistic, cinemategraphic, choreographic, phonographic, photographic and other works, sporting and other events and subjects and matters of all descriptions, and to enter into engagements with authors, dramatists, script writers, composers, musicians, actors, artists, journalists, sportsmen, sports promoters, commentators, electrical, electronic and mechanical and recording engineers of any description and other persons for the purpose of making, recording, or otherwise producing photographic or cinematographic records, pictures or films, and for the production and representation or recording or reproduction of scenarios, films, plays, photographs, stage plays, television plays, radio plays, operas, pantomimes, songs, ballets, concerts, exhibitions, variety entertainments, musical instructive or illustrational performances and entertainments and amusements of any kind and description.

      (D) To carry out research, investigations and experimental work of every description in relation to the space satellite, cable television, telecommunication, electronic, electrical, television, film, sound and video industries.

      (E) To purchase or otherwise acquire, hire, take on lease or licence, produce, manufacture, develop, experiment with, improve, convert, adapt, sell, operate, let out on hire, use, or otherwise deal in, equipment and apparatus of all sorts and descriptions whatever connected with television and radio, including but not limited to satellites, radio and television equipment for studios, studios or studio facilities, transmission, receiving outside broadcasting, public address systems, television and radio relay and recording.

      (F) To exploit and turn to account all property, rights and privileges of the Company.

      (G) To carry on any other trade or business whatsoever which can in the opinion of the company be advantageously carried on by the Company in connection with or auxiliary to the general business of the Company or which is calculated directly or indirectly to enhance the value of or facilitate the realisation of any property or rights of the Company.

      (H) To apply for, promote, acquire and hold any charter, Act of Parliament monopoly of rights, privileges, licences, concessions or other rights from any sovereign government, government department, provincial or local authority, corporation or body in any part of the world or enter into arrangements with any such body as may be necessary or desirable for furthering the objects of the Company, or far extending any of the powers of the Company or for affecting any modification of the constitution of the Company or for any other purpose which may seem to the Company to be expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company.

      (I) To carry out such operations or deal with such goods and to purchase or otherwise acquire, take options over, construct, lease, hold, manage, maintain, alter, develop, exchange or deal with such property, rights or privileges (including the whole or part of the business, property or liabilities of any other person or company) as may seem to the Company directly or indirectly to advance the interests of the Company.

      (J) To enter into such commercial or other transactions in connection with any trade or business of the Company as may seem desirable to the Company for the purpose of the Company's affairs.

      (K) To enter into contracts, agreements and arrangements with any person or company and to promote or procure the incorporation of any other company for the carrying out by such other person or company on behalf of the Company of any of the objects for which the Company is formed.

      (L) To apply for, purchase or otherwise acquire, protect, maintain and renew any patents, patent rights, trade marks, designs, licences and other intellectual property rights of all kinds or any secret or other information as to any invention and to use, exercise, develop or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired and to experiment with any such rights which the Company may propose to acquire.

      (M) To invest and deal with the moneys of the Company not immediately required in any manner and hold and deal with any investment so made.

      (N) To pay or to provide or to make such arrangements for providing such gratuities, pensions, benefits, share option and acquisition schemes, loans and other matters and to establish, support, subsidise and subscribe to any institutions, associations, clubs, schemes, finds or trusts (whether to or for the benefit of present or past Directors or employees of the Company or its predecessors in business or of any company which is a subsidiary company of the Company or is allied to or associated or connected with the Company or with any such subsidiary company or to or for the benefit of persons who are or were related to or connected with or dependents of any such Directors or employees) as may seem to the Company directly or indirectly to advance the interests of the Company.

      (O) To draw, make, accept, indorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable and transferable instruments.

      (P) To act as agents, brokers or trustees, and to enter into such arrangements (whether by way of amalgamation, partnership, profit sharing, union of interests, co-operation, joint venture or otherwise) with other persons or companies as may seem to the company to advance the interests of the Company and to vest any property of the Company in any person or company on behalf of the Company and with or without any declaration of trust in favour of the Company.

      (Q) To sell, lease, dispose of, grant rights over or otherwise deal with the undertaking, property or assets of the Company or any part thereof on such terms as the Company may decide, and to distribute any property or assets of the Company of whatever kind in specie among the members of the Company.

      (R) To pay for any rights or property acquired by the Company and to remunerate any person or company, whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part, or by any other method the Company may think fit.

      (S) To establish or promote companies and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire, hold, dispose of and deal with, and guarantee the payment of interest, dividends and capital on, all or any of the shares, debentures, debenture stock or other securities or obligations of any company or association and to pay or provide for brokerage, commission and underwriting in respect of any such issue upon such terms as the Company may decide.

      (T) To co-ordinate, finance and manage all or any part of the operations of any company which is a subsidiary company of or otherwise under the control of the Company and generally to carry on the business of a holding company.

      (U) To carry on through any subsidiary or associated company any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such company (including any arrangements for taking the profits or bearing the losses of any such activities) as the Company may think fit.

      (V) To raise or borrow money in such manner as the Company may think fit and to receive deposits and to mortgage, charge, pledge or give liens or other security over the whole or any part of the Company's undertaking, property and assets (whether present or future), including its uncalled capital, for such purposes and in such circumstances and upon such terms and conditions as the Company may think fit.

      (W) To lend or advance money and to give credit and to enter (whether gratuitously or otherwise) into guarantees or indemnities of all kinds, whether secured or unsecured, and whether in respect of the obligations of the Company or those of some other person or company, in such circumstances and upon such terms and conditions as the Company may think fit.

      (X) Subject to and in accordance with due compliance with the provisions of Section 155 to 158 (inclusive) of the Act (if and so far as such provisions shall be applicable), to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in
            Section 151(2) and/or Section 151(2) of the Act.

      (Y) To pay or agree to pay all or any of the promotion, formation and registration expenses of the Company.

      (Z) To contribute to or support any public, general, political, charitable, benevolent or useful object, which it may seem to the company to be in the interests of the Company or its members to contribute to or support.

      (AA)  To carry on business as a general commercial company.

      (BB) To do all or any of the above things in any part of the world or in space whether as principals or agents or trustees or otherwise, either alone or jointly with others and either by or through agents, subcontractors, trustees or otherwise.

      (CC) To do all such other things as may be considered by the Company to further the interests of the Company or to be incidental or conducive to the attainment of the above objects or any of them.

            And it is hereby declared that (a) the objects set forth in each subclause of this clause shall not be restrictively construed but the widest interpretation shall be given thereto, (b) the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporated and whether domiciled in the United Kingdom or elsewhere, and (c) except where the context expressly so requires, none of the several paragraphs of this clause, or the objects therein specified, or the powers thereby conferred shall be limited by, or be deemed merely subsidiary or auxiliary to, any other paragraph of this clause, or the objects in such other paragraph specified, or the powers thereby conferred; and
            (d) the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

5.    The liability of the Members is limited.

6. The Company's share capital is Pound Sterling1,000 divided into 1,000 shares of Pound Sterling1 each.2


---------

2 By a resolution passed by the Company on 29th March 1990 the share capital of the Company was increased to pounds sterling 120,000,000.

      By a resolution passed by the Company on 17th April 1990 the share capital of the Company was increased to pounds sterling 120,000,002.

      By a resolution passed by the Company on 14th November 1990 the share capital of the Company was increased to pounds sterling 240,000,004.

      By a resolution passed by the Company on 11th May 1991 the share capital of the Company was increased to pounds sterling 240,099,604.

      By a resolution passed by the Company on 18th November 1993 the share capital of the Company was increased to pounds sterling 240,123,604.

      By a resolution passed by the Company on 8th September 1994 the share capital of the Company was increased to pounds sterling 1,784,554,733.

      By a resolution passed by the Company on 8th September 1994 and confirmed by the Court on 12th October 1994 the share capital of the Company was reduced to pounds sterling 240,123,604.

      By a resolution passed by the Company on 22nd November 1994 the share capital of the Company was increased to pounds sterling 454,123,604.

      By a resolution passed by the Company on 24th November 1994 and which became effective on 15th December 1994 the share capital of the Company was increased to pounds sterling l,500,000,000.

                             ARTICLES OF ASSOCIATION

                                       OF

                         BRITISH SKY BROADCASTING GROUP

                             PUBLIC LIMITED COMPANY

         (adopted by special resolution passed on [ November 8, ] 2002)

                                   PRELIMINARY

1.    (1)   In these articles the following words bear the following meanings:

            "the Act" subject to paragraph (4) of this article, the Companies Act 1985;

            "address" in relation to electronic communications, includes any number or address used for the purposes of such communications;

            "these articles" the articles for the time being of the Company;

            "Broadcasting Act" the Broadcasting Act 1990 including any supplementary legislation, Orders or Statutory Instruments enacted pursuant thereto;

            "BSBH" BSB Holdings Limited and/or any of its subsidiaries;

            "clear days" in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

            "Daily Official List" the daily official list of the London Stock Exchange;

            "electronic communication" means the same as in the Electronic Communications Act 2000;

            "Excess Shares" the Specified Shares (or any interest therein) which are required to be disposed of under a Mandated Disposal;

            "executed" any mode of execution;

            "Granada" Granada Group PLC and/or any of its subsidiaries;

            "holder" in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

            "ITC" the Independent Television Commission established pursuant to section 1 of the Broadcasting Act or such other successor body as may be appointed from time to time to exercise all or any of the powers of such body under the Broadcasting Act;

            "Licence" a licence to provide a non-domestic satellite service or any other service under the Broadcasting Act;

            "Licence Holder" a person who has been:

            (i) granted a Licence by the ITC which Licence (including any renewal or extension thereof) has not been terminated or revoked; or

            (ii) awarded, but not yet granted a Licence by the ITC and such award has not been revoked;

            "London Stock Exchange" London Stock Exchange plc;

            "Mandated Disposal" the sale or other transfer of Specified Shares (or any interest therein) pursuant to Article 46;

            "News" The News Corporation Limited and/or any of its subsidiaries;

            "Office" the registered office of the Company from time to time;

            "Pathe" Pathe and/or any of its subsidiaries;

            "Principal Shareholders" all or any of News, BSBH, Pathe and Granada and Principal Shareholder shall be construed accordingly;

            "recognised person" a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated within the meaning of section 185(4) of the Act;

            "Relevant Interest" any interest (which either alone or when taken with any other interest or interests) in shares in the Company (including any interest attributed by the directors pursuant to the definition of "Relevant Investor" below) as a result of which (a) the Company or any subsidiary would become a disqualified person in relation to any Licence held by it (or awarded, but not yet granted, to it) by virtue of Part II of Schedule 2 to the Broadcasting Act,
            (b) there would be a breach of, or failure to comply with, any requirements or conditions imposed by or under section 5 and/or Parts III, IV or V of Schedule 2 to the Broadcasting Act, in relation to any Licence of the Company or any subsidiary to which those requirements apply, by the Company or any subsidiary or any other person, (c) the ITC may refine to grant or may revoke a Licence to the Company or any subsidiary under the Broadcasting Act or (d) the Company or any subsidiary would otherwise be materially adversely affected in relation to any Licence held by (or awarded, but not yet granted, to) it;

            "Relevant Investor" any person who, as a result of the transfer to him of any shares, (a) has a Relevant Interest unless, in any such case, the ITC has given its consent in writing to the Company or any subsidiary to the existence or continuance of the circumstance or circumstances which cause (or would have caused if such consent had not been given) the person to be or to become a Relevant Investor and (i) such consent has not been withdrawn and (ii) there has not been any change in any circumstance which would be relevant to the ITC in considering whether to withdraw its consent or (b) is determined by the directors, following consultation with the ITC, to have an interest in shares in the Company which may cause the ITC to vary, revoke, determine or refuse to award, grant, renew or extend a Licence to or of the Company or any subsidiary. Without prejudice to the generality of the foregoing, for the purpose of determining whether any person is a Relevant Investor as a result of the transfer to him of any shares, the directors may attribute to such person and aggregate with the interests in issued shares of such person (a) any interest which would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Act on the assumption that the interests referred to in section 209(1) of the Act are not disregarded, (b) any shares which are, in the opinion of the directors, the subject of an agreement or arrangement (whether legally enforceable or not) whereby such shares are to be voted in accordance-with that person's instructions (whether given by him directly or through any other person) and (c) any interest of any associate of such person or any person controlled by or connected with such person provided that in any case no person who was a member or the holding company or a subsidiary of a member (or any subsidiary of such a holding company) at the date of the adoption of these articles shall be a Relevant Investor in respect of the shares held by him on such date;

            "seal" the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

            "secretary" the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

            "Specified Shares" shares in the issued capital of the Company which have been transferred to a member and which are comprised in the interest of a Relevant Investor;

            "Subsidiary" for the purposes only of the definitions of "News", "Pathe", "Granada" and "BSBH", and the proviso to the definition of "Relevant Investor", in relation to an undertaking (the "holding undertaking"), any other undertaking in which the holding undertaking (or persons acting on its behalf) from time to time directly or indirectly holds or controls either:

            (a) a majority of the voting rights exerciseable at general meetings of the members of that undertaking on all, or substantially all, matters; or

            (b) the right to appoint or remove directors having a majority of the voting rights exerciseable at meetings of the board of directors of that undertaking on all, or substantially all, matters, and any undertaking which is a subsidiary of another undertaking shall also be a subsidiary of any further undertaking of which that other is a subsidiary (and "subsidiaries" shall be construed accordingly);

            "Uncertificated Securities Regulations" means subject to paragraph
            (4) of this article, the Uncertificated Securities Regulations 2001;

            "undertaking" includes a body corporate or partnership or an unincorporated association carrying on a trade or business with or without a view to profit (and, in relation to an undertaking which is not a company, expressions in these articles appropriate to companies shall be construed as references to the corresponding persons, officers, documents or organs (as the case may be) appropriate to undertakings of that description).

      (2) In these articles references to a share being in uncertificated form are references to that share being an uncertificated unit of a security, and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a particularly security, and only for so long as it remains a participating security.

      (3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meanings as in the Act or the Uncertificated Securities Regulations (as the case may be).

      (4) Except where otherwise expressly stated, a reference in these articles to any statute or provision of a statute includes a reference to any statutory amendment, modification or re-enactment of it for the time being in force.

      (5)   In these articles, unless the context otherwise requires:

            (a)   words in the singular include the plural, and vice versa;

            (b)   words importing any gender include all genders; and

            (c) a reference to a person includes a reference to a body corporate (wherever resident or domiciled) and to an unincorporated body of persons.

      (6)   In these articles:

            (a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form but shall not for the avoidance of doubt include electronic communications;

            (b) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

            (c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

            (d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

      (7) The headings are inserted for convenience only and do not affect the construction of these articles.

2.       The regulations contained in Table A do not apply to the Company.

                                  SHARE CAPITAL

3. The share capital of the Company is Pound Sterling1,500,000,000 divided into 3,000,000,000 ordinary shares of 50p each.

4. Subject to the provisions of the Act, and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, insofar as the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

7. The Company may exercise the powers of paying commissions or brokerage conferred or permitted by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

9. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

      (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

      (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

      If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (a) of this article above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

10. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

                               VARIATION OF RIGHTS

11. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:

      (a)   in such manner (if any) as may be provided by those rights; or

      (b) in the absence of any such provision, with the consent of the holders of three-quarters in nominal value of the issued shares of that class, (which consent shall be given in writing or, if the directors so permit, using electronic communications) or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that a poll may be demanded by any one holder of shares of the class whether present in person or by proxy and the necessary quorum at any such meeting other than an adjourned meeting shall be at least two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

12. Unless otherwise expressly provided by the rights attached to any class of shares, those rights:

      (a) shall be deemed to be varied by the reduction of the capital paid up on those shares and by the creation or issue of a further class of shares ranking in priority for payment of a dividend or in respect of capital;

      (b) shall otherwise be deemed not to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the first-mentioned shares; and

      (c) shall be deemed not to be varied by the purchase or redemption by the Company of any of its own shares.

                               SHARE CERTIFICATES

13.   (1)   Subject to paragraph (2) of this article, every holder of shares
            (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be sufficient delivery to all of them.

      (2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

      (3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

                                      LIEN

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts (including dividends) payable in respect of it.

15. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold.

16. To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser, and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale and the transferee shall not be bound to see to the application of the purchase money.

17. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

                    CALLS ON SHARES, FORFEITURE AND SURRENDER

18. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

20. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

21. If a call or an instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

22. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.

23. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

24. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

25. If a call or an instalment of a call remains unpaid, in whole or in part, after it has become due and payable, the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

26. Subject to the provisions of the Act, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in certificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person. The Company may receive the consideration given for the share on its disposal and register the transferee as the holder of the share.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28. The board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions a surrendered share be treated as if it had been forfeited.

29. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these articles expressly saved, or are by the Act given or imposed in the case of past members.

30. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

                               TRANSFER OF SHARES

31. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

32. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned.

33.   (1)   The directors may refuse to register any transfer of a share in certificated form if it is their opinion that such transfer would or might (a) prejudice the right of the Company or any subsidiary to hold, be awarded or granted or have renewed or extended, any Licence or (b) give rise to or cause, directly or indirectly, a variation (being a variation which would, in the opinion of the directors, have a material adverse effect on the ability of the Company or the relevant subsidiary to operate its broadcasting business as operated by it at the relevant time) to be made to, or a revocation or determination of any such Licence by the ITC provided that the provisions of articles 45 to 51 will apply in relation to the shares which are the subject of any such transfer.
            The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer:

            (a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

            (b)   is in respect of only one class of share; and

            (c)   is in favour of not more than four transferees jointly.

      (2) The directors may refuse to register a transfer of share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer, and they may refuse to register any such transfer in favour of more than four transferees.

34. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal.

35. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such time and for such periods (not exceeding thirty days in any year) as the directors may determine.

36. The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

37. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

38. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except where fraud or any other crime involving dishonesty is suspected in relation to such transfer) be returned to the person lodging it when notice of the refusal is given.

39. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

                             TRANSMISSION OF SHARES

40. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

41. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

42. A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the directors may reasonably require as to his entitlement, have the rights to which he would be entitled if he were the holder of the share, and may give discharge for all dividends and other moneys payable in respect of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

                                 SHARE WARRANTS

43.   (1)   The Company with respect to fully paid shares may issue share warrants stating that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of future dividends or other moneys on or in respect of the shares included in such share warrants.

      (2) A share warrant shall entitle the bearer thereof to the shares included in it, and the shares may be transferred by the delivery of the share warrant, and the provisions of these articles with respect to share certificates, liens, calls on shares and forfeiture and surrender, disclosure of interest, transfer of shares and transmission of shares shall not apply in relation to share warrants or the holders thereof. Each share warrant shall be issued under the seal.

      (3) The directors shall be at liberty to accept a certificate (in such form and from such person as the directors may approve) to the effect that a specified person is shown in the records of the person issuing such certificate as being entitled to the shares comprised in a specified share warrant as sufficient evidence of the facts stated in such certificate, and may treat the deposit of such certificate at the Office (or any other place specified from time to time by the directors) as equivalent to the deposit there of the share warrant, and may (inter alia) allot to the person named in such certificate any shares to which the bearer of the share warrant referred to in such certificate may be entitled and the rights of the allottee to the allotment shall not, after allotment, be questioned by any person.

      (4) The directors may determine and from time to time vary the conditions upon which share warrants shall be issued, and in particular (but without limitation) upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed (provided that no new share warrant may be issued to replace one that has been lost unless the directors are satisfied beyond reasonable doubt that the original share warrant has been destroyed), upon which (subject as hereinafter provided) the bearer of a share warrant shall be entitled to attend and vote at general meetings, and upon which a share warrant may be surrendered and the name of the holder entered in the register of members in respect of the shares therein specified. Subject to such conditions and to these articles, the bearer of a share warrant shall be subject to the conditions for the time being in force relating to share warrants, whether made before or after the issue of such share warrant.

      (5) Subject to any conditions for the time being in force relating to share warrants and as otherwise expressly provided in these articles, the bearer of a share warrant may at any time deposit the share warrant at the Office (or at such other place as the directors may from time to time appoint) and, so long as the share warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, of giving notice of intention to submit a resolution to a meeting and of attending and voting, giving a proxy and exercising the other privileges of a member at any meeting held after the expiration of forty-eight hours from the time of deposit, as if his name were inserted in the register of members as the holder of the shares included in the deposited share warrant. Not more than one person shall be recognised as a depositor of any share warrant. Every share warrant which shall have been so deposited as aforesaid shall remain so deposited until after the closing of the meeting at which the depositor desires to attend or to be represented.

      (6) Subject as otherwise expressly provided in these articles or in any conditions for the time being in force relating to share warrants, no person shall, as bearer of a share warrant, be entitled to sign a requisition for calling a meeting of the Company or give notice of intention to submit a resolution to a meeting or attend or vote or give a proxy or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices or any documents pursuant to these articles from the Company, but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the share warrant, and he shall be deemed to be a member of the Company.

      (7) Without prejudice to any powers which the Company or the directors may have to issue, dispose of, convert, or otherwise deal with or make arrangements in relation to, share warrants and other securities in any form:

            (a) the holding of share warrants in uncertificated form and the transfer of title to such share warrants by means of a relevant system shall be permitted; and

            (b) the Company may issue share warrants in uncertificated form and may convert share warrants from certificated form to uncertificated form and vice versa.

            If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in sub-paragraph (7)(a) of this article above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share warrant in uncertificated form.

                             DISCLOSURE OF INTERESTS

44.   (1)   If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section
            212 of the Act and has failed in relation to any shares (the
            "default shares") to give the Company the information thereby required within 14 days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine:

            (a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

            (b) where the default shares represent at least 0.25 per cent of their class:

                  (i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

                  (ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

                        (A) the member is not himself in default as regards supplying the information required; and

                        (B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

                  (iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

      (2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

            (a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

            (b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

            and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

      (3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

      (4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

      (5)   For the purposes of this article:

            (a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

            (b)   "interested" shall be construed as it is for the purpose of section 212 of the Act;

            (c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and
                  (ii) reference to his having given information which he knows to be false in a material respect or having recklessly given information which is false in a material respect;

            (d) an "excepted transfer" means, in relation to any shares held by a member:

                  (i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

                  (ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

                  (iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

      (6)   Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

                               RELEVANT INVESTORS

45. The directors may at any time serve a notice upon any member, who has had shares transferred to him pursuant to a share transfer, requiring him to furnish the directors with information (in the case of (2) below, to the extent that such paragraph applies to any person other than the member, so far as such information lies within the knowledge of or can be obtained by such member), supported by a declaration and by such other evidence (if any) in support thereof as the directors may require, for the purpose of determining:

      (1) whether such member is or is likely to be a party to an agreement or arrangement (whether legally enforceable or not) whereby any of the shares held by him are to be voted in accordance with some other person's instructions (whether given by that other person directly or through any other person); or

      (2) whether such member and/or any other person who has an interest in any shares held by such member is a Relevant Investor.

      If such information and evidence is not furnished within a reasonable period (not being less than 14 days) from the date of service of such notice or the information and evidence provided is, in the opinion of the directors, unsatisfactory for the purposes of so determining, the directors may serve upon such member a further notice calling upon him, within 14 days after the service of such further notice, to furnish the directors with such information and evidence or further information or evidence as shall (in their opinion) enable them so to determine.

46.   (1)   If any person (to the knowledge of the directors) becomes or is deemed in accordance with article 47 to be a Relevant Investor by reason of the transfer of any shares to him, the directors may serve a written notice (a "Disposal Notice") on all those who (to the knowledge of the directors) have an interest in, and, if different, on the holder or holders of, the Specified
            Shares. The Disposal Notice shall refer to the voting restrictions as set out in article 49 and shall call for a Mandated Disposal to be made and shall state the number of Excess Shares in respect of which the Mandated Disposal is to be made and shall call for reasonable evidence that such Mandated Disposal has been effected to be supplied to the Company within 21 days from the date of such notice or such other period as the directors may consider reasonable and which they may extend. The directors may withdraw a Disposal
            Notice (whether before or after the expiration of the period referred to) if it appears to them that there is no Relevant
            Investor in relation to such Excess Shares.

      (2) If a Disposal Notice served under this article is not complied with to the satisfaction of the directors and has not been withdrawn, the holder or holders on whom such notice shall have been served shall be deemed to have constituted the directors their agents and the directors may, so far as they are able, make a Mandated Disposal of the number of Excess Shares stated in the relevant Disposal Notice, at the best price reasonably obtainable and shall give written notice of such disposal to those persons on whom the Disposal Notice was served. Except as hereinafter provided, such a Mandated Disposal shall be completed as soon as reasonably practicable after expiry of the Disposal Notice as may in the opinion of the directors be consistent with obtaining the best price reasonably obtainable and in any event within 30 days of expiry of such Disposal Notice provided that a Mandated Disposal may be suspended during the period when dealings by the directors in the shares are not permitted either by law or by regulations of the competent authority (designated as such for the purposes of the Financial Services and Markets Act 2000) or the New York Stock Exchange, but any Mandated Disposal suspended as aforesaid shall be completed within 30 days after expiry of the period of such suspension and provided further that neither the Company nor the directors shall be liable to any holder for failing to obtain the best price so long as the directors act in good faith within the period specified above. If on a Mandated Disposal being made by the directors, Excess Shares are held by more than one holder (treating joint holders of any relevant shares as a single holder) the directors shall cause the same proportion of each holding as is known to them to be sold.

      (3) For the purpose of effecting any Mandated Disposal, the directors may authorise in writing any officer or employee of the Company to execute, complete and deliver any necessary transfer in the name and on behalf of any holder and may issue a new certificate to the purchaser. The net proceeds of such disposal shall be received by the Company, whose receipt shall be a good discharge for the purchase money, and shall be paid (without any interest being payable thereon) to the former holder upon surrender by him of the certificate in respect of the shares sold and formerly held by him. After the name of the purchaser (or his nominee) has been entered in the register of members, the validity of the proceedings shall not be questioned by any person.

47.   (1)   The directors may assume without enquiry that a person is not a
            Relevant Investor. The directors may determine that any person is a Relevant Investor if there are reasonable grounds for believing that that person is a Relevant

            Investor (notwithstanding that the Company has not been supplied with a declaration or other evidence establishing to its satisfaction that such person is or may become a Relevant Investor) until such time as they are satisfied that such is not the case.

      (2) If in accordance with this article the directors shall have assumed that any person is not a Relevant Investor, the exercise by that person of any right attaching to any share in which he is interested shall not be challenged or invalidated by any subsequent determination by the directors that such person is a Relevant Investor.

48.   The directors shall not be obliged to serve any Disposal Notice under article 46(1) upon any person if they do not know his identity or his address and the absence of service of such a notice in such circumstances as aforesaid and any accidental error in giving, or failure to give, any notice to any person upon whom notice is served under the foregoing articles shall not prevent the implementation of or invalidate any procedure thereunder. Any notice to be served under article 46(1) upon a person who is not a holder shall be deemed validly served if sent through the post to that person at the address, if any, at which the directors believe him to be resident or carrying on business. Any such notice shall be deemed served on the day following any day on which it was put in the post and, in proving service, it shall be sufficient to prove that the notice was properly addressed, stamped and put in the post. Any determination of the directors under the provisions of articles 45 to 47 shall be final and conclusive, but without prejudice to the power of the directors subsequently to vary or revoke such. determination.

49. The holder or holders of the Excess Shares who has pursuant to article 46(1) been served with a Disposal Notice by the directors shall not, with effect from the expiration of such period as the directors shall specify in such notice (not being longer than 30 days from the date of service of the notice), be entitled to receive notice of, or to attend or vote at, any general meeting of the Company or any meeting of the holders of shares of the relevant class in respect of the shares referred to in that article as Excess Shares.

50. Any member who has pursuant to article 45 been served with a further notice by the directors requiring him to furnish the directors with information and evidence or further information or evidence within 14 days after the service of such further notice shall not, with effect from the expiration of such period and until information or evidence is furnished to the satisfaction of the directors, be entitled to receive notice of, or to attend or vote at, any general meeting of the Company or meeting of the holders of shares of any class other than in respect of such of the shares held by such member as are shares in respect of which it shall have been established to the satisfaction of the directors that they are not Excess Shares.

51.   (1)   The provisions of Articles 46 to 50 shall not apply to the
            Company during any Non-Licence Period.

      (2) A Non-Licence Period shall be any period during which none of the following conditions are fulfilled:

            (a) the Company or any of its subsidiaries shall be or shall have at any time during the three months previously been a Licence Holder;

            (b) the ITC shall have notified the Company or any of its subsidiaries of its intention to award or grant the Company or any of its subsidiaries a Licence (and shall not have yet awarded or granted a licence or given notice of withdrawal of such intention);

            (c) the Company or any of its subsidiaries shall have made (and not withdrawn) an application to the ITC for the award or grant or extension or renewal of a Licence and the ITC shall not have notified the Company or such subsidiary that such application has been unsuccessful or rejected or refused; and

            (d) the directors shall have passed a resolution that it is the intention of the Company or any of its subsidiaries to apply to the ITC for the award or grant or extension or renewal of a Licence within one year of the date of such resolution provided that if such resolution has been passed more than six months prior to the relevant date the provisions of this paragraph (d) shall not apply unless a further resolution has been passed in terms mutatis mutandis nor if such an application has been made and has been unsuccessful or withdrawn or rejected or refused.

      (3) For the purposes of articles 45 to 50 the directors may, to enable the Company to deal with shares in uncertificated form in accordance with the provisions of such articles, require the Operator of a relevant system to convert the shares into certificated form.

                                UNTRACED MEMBERS

52.   (1)   The Company shall be entitled to sell at the best price
            reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:

            (a) for a period of 12 years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

            (b) during that period at least three dividends in respect of the share have become payable;

            (c) the Company has, after the expiration of that period, by advertisement in a leading national daily newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

            (d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

      (2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (I) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and
            (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of 12 years" were omitted from sub-paragraph (a) and the words ",after the expiration of that period," were omitted from sub-paragraph (c)).

      (3) To give effect to the sale of any share pursuant to this article the Company may, in the case of a share in certificated form, appoint any person to execute an instrument of transfer of the share, and the instrument shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, the share; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale, which may be employed in the business of the Company or invested in such investments as the directors may think fit.

                                      STOCK

53. The Company may by ordinary resolution convert any paid up shares into stock and re-convert any stock into paid up shares of any denomination.

54. A holder of stock may transfer it or any part of it in the same manner, and subject to the same provisions of these articles as would have applied to the shares from which the stock arose if they had not been converted, or as near thereto as circumstances admit, but the directors may fix the minimum amount of stock transferable at an amount not exceeding the nominal amount of any of the shares from which the stock arose.

55. A holder of stock shall, according to the amount of the stock held by him, have the same rights as if he held the shares from which the stock arose provided that no such right (except participation in dividends and in the assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred that right.

56. All the provisions of these articles applicable to paid up shares shall apply to stock, and the words "share" and "member" shall include "stock" and "stockholder" respectively.

                              ALTERATION OF CAPITAL

57.   The Company may by ordinary resolution:

      (a) increase its share capital by new shares of such amount as the resolution prescribes;

      (b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

      (c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

      (d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

      (e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

58. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may, in the case of shares in certificated form, authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form the directors may to enable the Company to deal with the share in accordance with the provisions of this article require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

59. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve, in any way.

                             PURCHASE OF OWN SHARES

60. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares at any price (whether at par or above or below par), and so that any shares to be so purchased may be selected in any manner whatsoever.

                                GENERAL MEETINGS

61. All general meetings other than annual general meetings shall be called extraordinary general meetings.

62. The directors may call general meetings whenever and at such time and places as they shall determine. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member of the Company may call a general meeting.

63. For the purpose of controlling the level of attendance at any place specified for the holding of a general meeting, the directors may from time to time make such arrangements whether involving the issue of tickets (on a basis intended to afford to all members otherwise entitled to attend such meeting an equal opportunity of being admitted to the meeting) or the imposition of some random means of selection or otherwise as they shall in their absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place thereof and the entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the directors shall, and in the case of any other general meeting the directors may, when specifying the place of the general meeting, direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside ("the Principal Place") and make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this article or who wish to attend at any of such other places Provided that persons attending at the Principal Place and at any of such other places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other places. Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these articles any such meeting shall be treated as being held and taking place at the Principal Place.

                           NOTICE OF GENERAL MEETINGS

64. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member or operation of law and to the directors and auditors of the Company.

65. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

                         PROCEEDINGS AT GENERAL MEETINGS

66. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

67. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

68. The chairman (if any) of the board of directors, or in his absence the vice-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the vice-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

69. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

70. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

71. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

72. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

73. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before, or on the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded

      (a)   by the chairman; or

      (b) by not less than five members having the right to vote at the meeting; or

      (d) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

      (e) by a member or members holding shares conferring a right to vote at the meeting on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

74. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

75. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

76. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

77. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

78. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

79. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded; in any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

                                VOTES OF MEMBERS

80. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

81. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

82. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit of receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

83. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

84. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

85. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member form attending and voting at the meeting or at any adjournment of it.

86. Subject to article 87 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

87. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

88. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:

      (a) in the case of an appointment of proxy in writing be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

      (b) in the case of an appointment contained in an electronic communication, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

      (c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

      (d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or to any director,

      and an appointment of proxy which is not deposited, or delivered or received in a manner so permitted shall be invalid.

89. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

90. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

91. The directors may at the expense of the Company send or make available invitations to appoint a proxy to the members by post or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote, at a meeting shall not invalidate the proceedings at that meeting.

92. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

                     CORPORATIONS ACTING BY REPRESENTATIVES

93. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

                                    DIRECTORS

94. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than three.

95. A director shall not be required to hold any shares in the Company by way of qualification.

96.   (1)   Until otherwise determined by the Company by ordinary
            resolution, there shall be paid to the directors (other than alternate directors, directors employed by the Company in an executive capacity and directors appointed by the Principal
            Shareholders in accordance with these articles) such fees for their services in the office of director as the directors may from time to time determine (not exceeding in the aggregate an annual sum of Pound Sterling350,0001 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they agree, or, failing agreement, equally except that any director who shall hold office for part only of the period in respect of which such fees are payable shall be entitled only to rank in such division for a proportion of such fees related to the period during which he has held office. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

      (2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

      (3) Any director who holds any executive office or who serves on any committee of the directors or who performs services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the directors may determine.

                               ALTERNATE DIRECTORS

97. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him. Subject to the foregoing, a director may appoint more than one alternate and a person may act as alternate for more than one director.


---------
1 By a resolution passed by the Company on 8th November 2002 it was agreed that the limit of pounds sterling 350,000 be increased to pounds sterling 750,000.

98. An alternate director shall be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present but at which meeting such director would be entitled to vote, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

99. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

100. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

101. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

                               POWERS OF DIRECTORS

102. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

103.  (1)   The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group
            (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to the higher of, from time to time (i) pound sterling 1,500,000,000 and (ii) an amount equal to four times the aggregate turnover of the Group as shown in the then latest audited consolidated profit and loss account of the Group.

      (2)   In this article:

            (a) "the Group" means the Company and its subsidiary undertakings (if any); and

            (b)   "subsidiary undertaking" has the same meaning as in the Act.

      (3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed"

            (a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

            (b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

            (c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

            (d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

      (4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

            (a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

            (b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet,

            but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

      (5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

      (6) In this article references to a consolidated profit and loss account of the Group is to be taken:

            (a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the profit and loss account of the Company;

            (b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective profit and loss accounts of the companies comprising the Group; and

            (c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

                         DELEGATION OF DIRECTORS' POWERS

104.  (1)   The directors may delegate any of their powers:

            (a) to any managing director, any director holding any other executive office or any other director;

            (b) to any committee consisting (subject as further provided in Article 106(10)) of one or more directors and (if thought fit) one or more other persons, but (subject as aforesaid) a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

            (c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

      (2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph
            (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

105. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

                     APPOINTMENT AND RETIREMENT OF DIRECTORS

106.  (1)   The Principal Shareholders have the following rights to appoint and remove directors:

            (a)  (i)    for so long as News remains the beneficial owner of
                        not less than 30 per cent. in nominal value of the issued ordinary share capital from time to time of the Company, The News Corporation Limited ("News Corp") or such subsidiary of News Corp which is the beneficial owner of the majority of the ordinary shares in the capital of the Company beneficially owned by News at the relevant time, shall have the right to appoint, remove and replace up to 5 directors.

                 (ii) if at any time, the percentage in nominal value of the issued ordinary share capital from time to time of the Company of which News shall be the beneficial owner shall fall below the percentages stated below, News Corp or any such subsidiary of News Corp as is referred to in
                        (i) above shall only have the right to appoint, remove and replace the number of directors set against that percentage set out below:

                                        %                 Number
                                      ----                ------
                                      30.0                   4
                                      25.0                   3
                                      20.0                   2
                                      15.0                   1
                                       7.5                   0


            (b)  (i)    for so long as Pathe remains the beneficial owner of
                        not less than 15 per cent. in nominal value of the issued ordinary share capital from time to time of the Company, Pathe itself or such subsidiary of Pathe which is the beneficial owner of the majority of the ordinary shares in the capital of the Company beneficially owned by Pathe, shall have the right to appoint, remove and replace up to two directors.

                 (ii) if at any time, Pathe shall cease to be the beneficial owner of not less than 15 per cent. in nominal value of the issued ordinary share capital from time to time of the Company but shall remain the beneficial owner of not less than
                        7.5 per cent. in nominal value of the issued share capital from time to time of the Company, Pathe itself or any such subsidiary of Pathe as is referred to in (i) above, shall have the right to appoint, remove and replace one director.

            (c) each of Granada Group PLC itself and BSB Holdings Limited itself (or, in each case, such subsidiary which is the beneficial owner of the majority of the ordinary shares in the capital of the Company beneficially owned by Granada or BSBH) shall have the right to appoint, remove and replace one director for so long as Granada or BSBH (as the case may be) remains the beneficial owner of not less than 7.5 per cent. in nominal value of the issued ordinary share capital from time to time of the Company.

      (2)   For the purposes of articles 106(1), 106(3), 106(4) and 106(10):

            (a) each of Pathe and Granada shall be deemed to be the beneficial owner of its proportionate interest in issued ordinary shares of the Company held by BSBH and, for these purposes, proportionate interest shall mean such number of issued ordinary shares of the Company as shall bear the same proportion to the total number of issued ordinary shares of the Company held by BSB Holdings Limited as the proportion which the issued ordinary shares of BSB Holdings Limited itself held by Pathe or Granada (as the case may be) bear to the total number of issued ordinary shares of BSBH itself in issue at the relevant time; and

            (b)   where:

                  (ii) issued ordinary shares of the Company are held by any subsidiary of BSB Holdings Limited, Pathe, Granada Group PLC or News Corp which is not a wholly-owned subsidiary of (as the case may be) BSB Holdings Limited, Pathe, Granada Group PLC or News Corp. or one of their respective wholly-owned subsidiaries, or

                  (iii) issued ordinary shares of BSB Holdings Limited are held by any subsidiary of Pathe or Granada Group PLC which is not a wholly-owned subsidiary of (as the case may be) Pathe or Granada Group PLC, or one of their respective wholly-owned subsidiaries, then beneficial ownership shall be attributed to BSB Holdings Limited, Pathe, Granada Group PLC or News Corp or one of their respective wholly-owned subsidiaries (as the case may be) of such proportion of the issued ordinary shares of the Company or (as the case may be) BSB Holdings Limited held by such non wholly-owned subsidiary, as shall be equal to the proportionate interest of BSB Holdings Limited, Pathe, Granada Group PLC or News Corp in such wholly-owned subsidiary. For this purpose proportionate interest shall mean the proportion which the total number of issued ordinary shares of the relevant non wholly-owned subsidiary held by BSB Holdings Limited, Pathe, Granada Group PLC or News Corp bears to the total number of issued ordinary shares of such non wholly-owned subsidiary at the relevant time.

      (3) The rights of each of the Principal Shareholders set out in article 106(1) shall cease or reduce (as the case may be) if that Principal Shareholder's beneficial ownership of issued ordinary shares of the Company falls below the relevant percentages stated in article 106(1) and such rights may not be reacquired, provided always that, where such fall is caused by an issue of ordinary shares of the Company (other than on a pro rata basis to the holders from time to time of ordinary shares of the Company), that Principal Shareholder shall reacquire such rights if it increases its beneficial ownership of issued ordinary shares of the Company to at least the relevant percentage within 30 days of such issue of ordinary shares.

      (4) If, at any time, a Principal Shareholder ceases to be the beneficial owner of such percentage of the issued ordinary share capital of the Company as would entitle it to appoint any director or directors (whether or not the relevant Principal Shareholder would remain entitled to appoint other directors), the relevant Principal Shareholder shall procure that such number of directors appointed by it shall offer their resignations to the board of directors at its next meeting which, if accepted, would result in that Principal Shareholder being represented on the board of directors of the Company by the maximum number of directors to which it is entitled in accordance with the thresholds set out in article 106(1). Such resignations shall be accepted at that next meeting unless the directors (excluding any director appointed by the relevant Principal Shareholder) resolve not to accept any such resignation in which case the relevant director (if he consents) shall remain a director provided that such director shall thereafter be subject to retirement by rotation in accordance with these articles. If a Principal Shareholder shall fail, when required by this article 106(4) to procure any resignation required by this article 106(4) to be preferred, then the directors (other than the directors appointed by that Principal Shareholder) shall be entitled to remove the requisite number of directors appointed by that Principal Shareholder.

      (5) Subject to article 106(4) above, the directors appointed by any of the Principal Shareholders pursuant to this article 106 shall not be subject to retirement by rotation.

      (6) Any director appointed by a Principal Shareholder shall forthwith cease to hold his office either upon a notice of removal being delivered to the Office at any time signed by or on behalf of that Principal Shareholder, or by the directors in accordance with article 106(4), and in each such event that director shall have no claim for compensation for loss of office against the Company in respect thereof.

      (7) Every appointment and removal of a director by a Principal Shareholder under this article 100 shall be effected by notice in writing signed by or on behalf of the relevant Principal Shareholder, or by the relevant directors where the removal is in accordance with article 106(4), and shall take effect upon receipt of the same at the Office or as and from such later date (if any) as may be specified in such notice.

      (8) Without prejudice to article 129, no director appointed by a Principal Shareholder pursuant to this article 106 shall vote, or be counted in the quorum present, at a meeting of the directors (or at a meeting of a committee of the directors) on any resolution concerning any material matter in which that Principal Shareholder has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company). For the purposes of this article 106(8), the directors not appointed by any Principal Shareholder ("the Non-Principal Shareholder Directors") shall agree from time to time the criteria for determining whether a matter is a material matter and the opinion of the Non-Principal Shareholder Directors as to whether a matter is a material matter and whether a Principal Shareholder is interested in a material matter shall be final and conclusive. Any determination by the Non-Principal Shareholder Directors that a Principal Shareholder is not interested in a material matter for the purposes of these articles shall continue in force until revoked by such directors. Each Principal Shareholder who is in any way, whether directly or indirectly, interested in any transaction, agreement or arrangement (including any proposed transaction, agreement or arrangement) with the Company or any of its subsidiaries shall procure that the nature and extent of its interest is declared forthwith at a meeting of the directors.

      (9) Each Principal Shareholder shall furnish to the directors such information as they may from time to time reasonably require to satisfy themselves as to the number of issued ordinary shares of the Company of which that Principal Shareholder is the beneficial owner. If a Principal Shareholder defaults in furnishing such information, the directors may determine that that Principal Shareholder is the beneficial owner only of a specified number of issued ordinary shares of the Company or of no such shares. Thereupon, for the purposes of this article 106, that Principal Shareholder shall be deemed to be the beneficial owner of only that number of issued ordinary shares of the Company or, as the case may be, of no such shares, provided that the directors shall rescind or modify any such determination if they have been furnished with evidence which they determine justifies such rescission or modification. No Principal Shareholder shall be deemed not to be the beneficial owner of a share merely by reason of the fact that such share is subject to a charge, pledge, lien or similar encumbrance in favour of another person.

      (10) The Principal Shareholders have the following rights to appoint and remove members of any standing committee established by the board of directors of the Company:

            (a) for so long as News remains the beneficial owner of not less than 15 per cent. in nominal value of the issued ordinary share capital from time to time of the Company, News Corp. or such subsidiary of News Corp, which is the beneficial owner of the majority of the ordinary shares in the capital of the Company beneficially owned by News, shall have the right to appoint, remove and replace up to two members of any such committee; and

            (b) for so long as each of News (in circumstances where (a) above does not apply) and Pathe remains the beneficial owner of not less than 7.5 per cent. in nominal value of the issued ordinary share capital of the Company, each of News Corp and Pathe, or, in each case, such subsidiary which is the beneficial owner of the majority of the ordinary shares in the capital of the Company beneficially owned by News or Pathe, shall have the right to appoint, remove and replace one member of any such committee and for the purposes of this article 106(10), the other provisions of this article 100 (other than articles 106(1) and 106(5)) shall apply to the Principal Shareholders' rights to appoint, remove and replace members of such committees as if they were incorporated, mutatis mutandis, herein.

107. [Note - This Article was deleted pursuant to a special resolution passed at the Company's annual general meeting on 3rd November 2000.]

108.  (1)   At the annual general meeting in every year there shall retire from office by rotation:

            (a) all Eligible Directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation at either of them; and

            (b) such additional number of Eligible Directors as shall, when aggregated with the number of directors retiring under paragraph (a) above, equal the Relevant Proportion, provided that:

                  (i) the provisions of this paragraph (b) shall only apply if the number of directors retiring under paragraph (a) above is less than the Relevant Proportion; and

                  (ii) subject to the provisions of the Act and to the following provisions of these articles, the Eligible Directors to retire under this paragraph (b) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

      (2)   In this article 108:

            (a) "Eligible Directors" shall mean those directors of the Company who are subject to retirement by rotation;

            (b)   "Relevant Proportion" shall mean:

                  (iii) one-third of the number of Eligible Directors, in
                        circumstances where the number of Eligible Directors is three or a multiple of three; or

                  (iv) in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Eligible Directors.

109. Subject to the provisions of the Act and of article 106(5) and subject to the following provisions of these articles, the directors to retire by rotation shall include (so far as is necessary to obtain the number required) any director who wishes to retire and not to offer himself for re-election and otherwise shall be those who, at the date of the notice of meeting, have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

110. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

111. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless:

      (a)   he is recommended by the directors; or

      (b) not less than seven nor more than forty-two days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

112. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

113. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

114. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed (not being a director appointed by a Principal Shareholder) shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

115. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

                    DISQUALIFICATION AND REMOVAL OF DIRECTORS

116. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director unless such director was a director appointed by a Principal Shareholder, in which event the new director shall be subject to retirement in accordance with articles 108 and 109.

117.  The office of a director shall be vacated if:

      (a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

      (b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

      (c)   he is, or may be, suffering from mental disorder and either:

            (i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

            (ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

      (d)   he resigns his office by notice in writing to the Company; or

      (e) in the case of a director who holds any executive office, his appointment as such is terminated or expires; or

      (f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

      (g) he (not being a director appointed by a Principal Shareholder) is requested in writing or using electronic communications by all the other directors to resign; or

      (h)   he is removed in accordance with article 106(4).

118. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

                      DIRECTORS' APPOINTMENTS AND INTERESTS

119. The directors may appoint one or more of their number to the office of chief executive or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. A chief executive shall be subject to retirement by rotation.

120.  (1)   Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

            (a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

            (b) may (or any firm of which he is a member may) act in a professional capacity for the Company or any other body promoted by the Company or in which the Company is otherwise interested;

            (c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

            (d) may retain for his own absolute use and benefit all profits and advantages accruing to him under or in consequence of any such office or employment or from acting in such professional capacity, or from any such transaction or arrangement or from any interest in any such body corporate;

            and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

      (2)   For the purposes of this article:

            (a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

            (b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

                       DIRECTORS' GRATUITIES AND PENSIONS

121. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

                            PROCEEDINGS OF DIRECTORS

122.  (1)   Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

      (2) A director may, and the secretary at the request of a director shall, call a meeting of the directors by notice in writing. A notice of a meeting of the directors shall be deemed to be properly given to a director if given to him personally or sent to him at his last known address or any other address given by him to the Company for this purpose.

      (3) Questions arising at a meeting shall be decided by a majority of votes. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

123. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum shall be three provided that no meeting shall be quorate unless a majority of the directors present are neither directors appointed by a controlling shareholder nor directors holding an executive office. For these purposes, a "controlling shareholder" shall be a person who is (i) entitled to exercise or to control the exercise of 30 per cent. or more of the rights to vote at general meetings of the Company or (ii) able to control the appointment of directors who are able to exercise a majority of votes at meetings of the directors. An alternate director who is not himself a director shall, if his appointor is not present but is entitled to be counted in the quorum, be counted in the quorum.

124. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

125. The directors may at any time elect from their number, and remove, a chairman of the board of directors. The chairman shall preside at all meetings of the directors, but if there is no chairman, or if at the meeting the chairman is not present within five minutes after the time appointed for the meeting, or if the Chairman is not willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

126. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, or that the meeting was not quorate (provided that the directors present at the inquorate meeting believed, in good faith, that the meeting was quorate and made all such enquiries as were reasonable in the circumstances to establish that the meeting was quorate), be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote and that the meeting was quorate.

127. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

128. Without prejudice to the first sentence of article 122, a meeting of the directors or of a committee of the directors may consist of a conference between directors who are not all in one place, but each of whom is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the others simultaneously. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in the quorum accordingly and the word "meeting" in these articles shall be construed accordingly.

129.  (1)   Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors (or at a meeting of a committee consisting of one or more directors) on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:

            (a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

            (b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

           [(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

            (d) the resolution relates in any way to a superannuation fund or retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

            (e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiaries, including, but without being limited to, an employees' share scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

            (f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly whether as an officer, shareholder or otherwise howsoever, provided that he (together with persons connected with him) is not the holder of or beneficially interested in one per cent. or more of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

            (g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

      (2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

      (3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

130. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

131. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors or ratio any transaction not duly authorised by reason of contravention of any such provision.

132. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be decided by a resolution of a majority of the Non-Principal Shareholder Directors (other than the director concerned, if he is a Non-Principal Shareholder Director) and such resolution shall be final and conclusive.

                                     MINUTES

133. The directors shall cause minutes to be made in books kept for the purpose:

      (a)   of all appointments of officer made by the directors; and

      (b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

      Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

                                    SECRETARY

134. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

                                    THE SEAL

135. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:

      (a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under a seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

      (b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

136. Subject to the provisions of the Act, the Company may have an official seal for use in any place.

                                    DIVIDENDS

137. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

138. Subject to the provisions of the Act, the directors may pay interim dividends of such amounts and on such dates and in respect of such periods as they may think fit if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

139. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

140. A general meeting declaring a dividend may, upon the recommendation of the directors, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

141.  (1)   Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit and bank transfer) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

      (2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

            (a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

            (b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

            but, subject to the provisions of these articles, shall recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

142. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

143. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

144. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

      (a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

      (b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the London Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

      (c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

            (d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

            (e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

            (f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

            (g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

            (h) The additional ordinary shares when allotted shall rank pail passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

            (i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

                            CAPITALISATION OF PROFITS

145.  (1)   The directors may with the authority of an ordinary resolution of the Company:

            (a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

            (b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

            (c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

            (d) make such provision by the issue of fractional certificates (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions;

            (e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

            (f) generally do all acts and things required to give effect to such resolution as aforesaid.

      (2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

                                  RECORD DATES

146. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made (as the case may be). Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

                                    ACCOUNTS

147. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

                                  NOTICES ETC.

148. Any notice to be given to or by any person pursuant to these articles shall be in writing or, if the directors so permit, given using electronic communications, except that a notice calling a meeting of the directors need not be either in writing or given using electronic communication.

149. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communication to an address for the time being notified by the member to the Company for that purpose.

150.  Notice is also to be treated as given to a member where:

      (a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

      (b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

            (i)   the publication of the notice on a web site;

            (ii)  the address of that web site;

            (iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

      (c) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid and provided always that Article 65 shall apply to such notice as it does to any other notice of meeting.

151. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address not being an address for the purpose of electronic communications within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

152. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

153.  (1)   Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

      (2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

154. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting by post the general meeting may be convened by notice advertised in two national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under article 149 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

155. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

156. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with Article 150. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators'


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

      Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

157. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

158. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom, not being an address for the purpose of electronic communications). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

                            DESTRUCTION OF DOCUMENTS

159.  (1)   The Company may destroy:

            (a) any instrument of transfer, after six years from the date on which it is registered;

            (b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

            (c) any share certificate, after one year from the date on which it is cancelled; and

            (d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

      (2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

      (3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other


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            document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

            (a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

            (b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

            (c) references in this article to the destruction of any document include references to the disposal of it in any manner.

                                   WINDING UP

160. If the Company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets, whether they shall consist of property of the same kind or not, of the Company and may, for that purpose, value any assets as he deems fair and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

                                    INDEMNITY

161. Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled:

      (a) every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against any liability, loss or expenditure incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him as an officer or auditor of the Company to the extent permitted by section 310 of the Act; and

      (b) the directors may purchase and maintain insurance at the expense of the Company for the benefit of any present or former director or other officer or employee of the Company or an associated company or any persons who are or were trustees of any pension fund in which employees of the Company or any such associated company are interested against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as a director or officer.


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